Exhibit 99.1

Summit Therapeutics plc

(“Summit Therapeutics” or the “Company”)

Completion of $50 million Subscription and Placing and Directorate Changes

Oxford, UK, and Cambridge, MA, US, 24 December 2019 - Summit Therapeutics (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces that the subscription and placing of new ordinary shares and warrants (the “Fundraising”) to raise approximately $50 million, which was approved by shareholders at the Company’s general meeting held on 23 December 2019, has completed. The subscription shares, comprising 166,157,050 new ordinary shares, and placing shares, comprising 9,221,400 new ordinary shares, were admitted to trading on AIM effective at 8:00 a.m. GMT on 24 December 2019.

Completion of the Fundraising means that the proposed restructuring of the Company’s board of directors (the “Board”) is now effective. The restructured Board now comprises Mr Robert W. Duggan, Mr Manmeet Soni, Dr Elaine Stracker and Dr Ventzislav Stefanov as non-executive directors, and Mr Glyn Edwards as Chairman in addition to his role as the Company’s Chief Executive Officer. Dr Frank Armstrong, Mr Leopoldo Zambeletti and Mr David Wurzer stepped down from the Board effective today.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person responsible for arranging for the release of this announcement on behalf of the Company is Richard Pye, Vice President, Investor Relations and Corporate Affairs.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics to treat infections caused by C. difficile, N. gonorrhoeae and Enterobacteriaceae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson / Ludovico Lazzaretti

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / George Tzimas, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6552
Erin Anthoine		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Sukaina Virji / Lindsey Neville		summit@consilium-comms.com

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